Exhibit 100.2

NICE inContact CXone Transforms One-on-One Experiences with the
Addition of RiverStar Unified Agent Desktop’s Customized Process Workflows

RiverStar joins DEVone Developer Program Including CXone-integrated Agent Desktop on CXexchange Marketplace

Salt Lake City – September 28, 2017 – NICE inContact (Nasdaq:NICE) today announced that RiverStar has joined the DEVone developer program and has an agent desktop product available on CXexchange marketplace, the most extensive technology ecosystem currently available in the customer experience market. Products available on CXexchange are designed to integrate with  NICE inContact CXone™, the world’s No. 1 cloud customer experience platform.

RiverStar provides the RiverStar Unified Agent Desktop that extends My Agent eXperience - MAX agent interface on CXone with the ability to unify agents’ desktop workflow experience. Unified Agent Desktop integrates tightly with both NICE inContact CXone and a company’s existing business systems – creating a single workspace to seamlessly manage customer interactions and providing agents with all the information they need in one central view.

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

NICE inContact customers will benefit from RiverStar Unified Agent Desktop by enabling:

•	Customized process workflows and custom call scripts that follow specific business needs or industry requirements without being restricted by the limitations of existing systems

•
Personalized customer interactions with integration into your enterprise systems and your interaction history to pull relevant customer or situational information when its needed, on demand— improving customer satisfaction and decreasing call times

•	Seamless call management that empowers agents to manage their entire workflow directly from their desktop without switching between systems

“RiverStar is excited for this partnership with NICE inContact and being part of CXexchange,” said Bob Fike, RiverStar CEO. “This integration with CXone will truly help create a more efficient contact center environment that results in a more positive experience for both customers and agents - personalizing customer experiences, providing better answers and increasing customer retention.”

DEVone offers partners broad tools and resources to enable them to create new applications on CXone including over 250 available APIs, extensive documentation and support, and access to an online developer community.  Companies interested in how RiverStar works with CXone can visit CXexchange to view the application, see a demo and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

“NICE inContact tranforms one-on-one customer experiences with our cloud contact center solutions,” said Paul Jarman, CEO of inContact. “The integration of the RiverStar agent desktop with CXone creates a clearer path to a more positive customer experience. We welcome RiverStar as part of the CXexchange marketplace.”

About NICE inContact

NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes NICE inContact CXone cloud, an expert service model and the broadest partner ecosystem. www.incontact.com

NICE inContact Media Contact

Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.